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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              Engineering Animation
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   292872 10 8
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 /X/ Rule 13d-1(b)   / / Rule 13d-1(c)   / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No. 292872 10 8                                           Schedule 13G

1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Dresdner RCM Global Investors LLC  94-3244780
          Dresdner RCM Global Investors
            US Holdings LLC                  94-3244780
          RCM Limited L.P.                   94-3004387
          RCM General Corporation            94-3132809

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /       (b) /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Dresdner RCM Global Investors LLC - DE Limited Liability Co. Dresdner RCM Global Investors US Holdings LLC - DE Limited
            Liability Co.
          RCM Limited L.P. - CA Limited Partnership
          RCM General Corporation - CA Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER
          Dresdner RCM Global Investors LLC    -0-
          Dresdner RCM Global Investors
            US Holdings LLC                    -0-
          RCM Limited L.P.                     -0-
          RCM General Corporation              -0-

6    SHARED VOTING POWER
          Dresdner RCM Global Investors LLC    -0-
          Dresdner RCM Global Investors
            US Holdings LLC                    -0-
          RCM Limited L.P.                     -0-
          RCM General Corporation              -0-

7    SOLE DISPOSITIVE POWER
          Dresdner RCM Global Investors LLC    -0-
          Dresdner RCM Global Investors
            US Holdings LLC                    -0-
          RCM Limited L.P.                     -0-
          RCM General Corporation              -0-

8    SHARED DISPOSITIVE POWER
          Dresdner RCM Global Investors LLC    -0-
          Dresdner RCM Global Investors
            US Holdings LLC                    -0-
          RCM Limited L.P.                     -0-
          RCM General Corporation              -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Dresdner RCM Global Investors LLC    -0-
          Dresdner RCM Global Investors
            US Holdings LLC                    -0-
          RCM Limited L.P.                     -0-
          RCM General Corporation              -0-

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES* / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Dresdner RCM Global Investors LLC    0.0%
          Dresdner RCM Global Investors
            US Holdings LLC                    0.0%
          RCM Limited L.P.                     0.0%
          RCM General Corporation              0.0%

12   TYPE OF REPORTING PERSON*

          Dresdner RCM Global Investors LLC - IA,OO
          Dresdner RCM Global Investors
            US Holdings LLC -                 HC,OO
          RCM Limited L.P. -                  PN
          RCM General Corporation -           CO


*See Exhibit A.

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Item 1(a) Name of Issuer:

     Engineering Animation

Item 1(b) Address of Issuer's Principal Executive Offices:

     2321 North Loop Drive
     Ames, IA  50010

Item 2(a) Name of Person Filing:

     Dresdner RCM Global Investors LLC
     Dresdner RCM Global Investors US Holdings LLC
     RCM Limited L.P.
     RCM General Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Four Embarcadero Center
     San Francisco, California  94111

Item 2(c) Citizenship:

     Dresdner RCM Global Investors LLC - DE Limited Liability Co.
     Dresdner RCM Global Investors US Holdings LLC -
     DE Limited Liability Co.
     RCM Limited L.P. - CA Limited Partnership
     RCM General Corporation - CA Corporation

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     292872 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (e)  /X/  An investment adviser in accordance with
     Section 240.13d-1(b)(1)(ii)(E).

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Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     See Exhibit A.

Item 10.  Certification.

     Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By   /s/ Susan C. Gause                 February 12, 1999
     Susan C. Gause
     In her capacity as
     Chief Operating Officer
     of Dresdner RCM Global
     Investors LLC and
     Dresdner RCM Global
     Investors US Holdings LLC

By   /s/ Timothy B. Parker              February 12, 1999
     Timothy B. Parker
     In his capacity as
     Deputy General Counsel
     of RCM Limited L.P.

By   /s/ Kenneth B. Weeman, Jr.         February 12, 1999
     Kenneth B. Weeman, Jr.
     In his capacity as
     Executive Vice President
     of RCM General Corporation

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EXHIBIT A

Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment adviser and a wholly owned subsidiary of Dresdner RCM Global Investors US Holdings LLC ("DRCM Holdings"), a Delaware Limited Liability Company.

Dresdner RCM has filed this Schedule 13G pursuant to Section 240.13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934 (the "Act"). DRCM Holdings has filed this Schedule 13G pursuant to Section 240.13d-
(b)(1)(ii)(G) of the Act.

Until July 8, 1998, RCM Limited L.P. ("RCM Limited") served as the Managing Agent of Dresdner RCM. RCM Limited has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 (the "Act"). In its capacity as Managing Agent, RCM Limited had beneficial ownership of the securities reported on this Schedule 13G only to the extent that RCM Limited may have been deemed to have beneficial ownership of securities beneficially owned by Dresdner RCM.

RCM General Corporation ("RCM General") is the General Partner of RCM Limited, which previously served as the Managing Agent of Dresdner RCM. RCM General had filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Act. RCM General had beneficial ownership of the securities reported on this Schedule 13G only to the extent RCM General may have been deemed to have beneficial ownership of securities beneficially owned by Dresdner RCM.

Dresdner RCM, DRCM Holdings, RCM Limited, and RCM General are filing a joint statement on Schedule 13G under the Act in connection with the common stock of Engineering Animation. After this amendment, RCM Limited and RCM General will no longer be filing a joint statement on Schedule 13G as part of this group.

Dresdner RCM, DRCM Holdings, RCM Limited, and RCM General are each responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information of the other.

By   /s/ Susan C. Gause                 February 12, 1999
     Susan C. Gause
     In her capacity as
     Chief Operating Officer
     of Dresdner RCM Global
     Investors LLC and
     Dresdner RCM Global
     Investors US Holdings LLC

By   /s/ Timothy B. Parker              February 12, 1999
     Timothy B. Parker
     In his capacity as
     Deputy General Counsel
     of RCM Limited L.P.

By   /s/ Kenneth B. Weeman, Jr.         February 12, 1999
     Kenneth B. Weeman, Jr.
     In his capacity as
     Executive Vice President
     of RCM General Corporation